Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

CERTAINTEED GYPSUM AND CEILINGS USA, INC.,

CUPERTINO MERGER SUB, INC.,

CONTINENTAL BUILDING PRODUCTS, INC.

and, solely for purposes of Section 5.2 and, to the extent related thereto, Article VIII,

COMPAGNIE DE SAINT-GOBAIN S.A.

Dated as of November 12, 2019

i

(Continued)

(Continued)

INDEX OF DEFINED TERMS

Definition	Location

Acceptable Confidentiality Agreement	5.4(b)
Acquisition Proposal	5.4(g)(i)
Action	3.9
Adverse Recommendation Change	5.4(c)
Affiliate	8.3(a)
Agreement	Preamble
AML Laws	3.25(d)
Anticorruption Laws	3.25(a)
Antitrust Laws	3.25(e)
Book-Entry Shares	2.3(b)
Business Day	8.3(b)
Certificate of Merger	1.3
Certificates	2.3(b)
Closing	1.2
Closing Date	1.2
Code	2.4
Company	Preamble
Company Board	3.3
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Employee	5.8(a)
Company Equity Plans	2.2(a)
Company ESPP	2.2(g)
Company IP	3.18(a)
Company Plan	3.11(a)
Company PRSU	2.2(c)
Company Recommendation	Recitals
Company Registered IP	3.18(a)
Company Released Parties	7.3(b)
Company RSU	2.2(b)
Company SEC Documents	3.5(a)
Company Stock Awards	2.2(f)
Company Stock Option	2.2(a)
Company Stockholder Approval	3.3
Company Stockholders Meeting	5.5(b)
Company Subsidiary Securities	3.1(c)
Confidentiality Agreement	5.6(b)
Consents	5.7(b)
Contract	3.4(a)
control	8.3(c)
Delaware Secretary of State	1.3
DGCL	1.1
Dissenting Shares	2.5
DTC	2.3(e)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

DTC Payment	2.3(e)
Effective Time	1.3
Environmental Laws	3.13(c)(i)
Environmental Permits	3.13(c)(ii)
ERISA	3.11(a)
ERISA Affiliates	3.11(b)(ix)
Exchange Act	3.4(b)
Export Control Laws	3.25(c)
Facilities	3.17
First Extension Time	7.1(b)(i)
GAAP	3.5(b)
Governmental Entity	3.4(b)
Guaranteed Obligations	5.2
Guarantor	Preamble
HSR Act	3.4(b)
Indebtedness	5.17
Indemnified Parties	5.12(a)
Intellectual Property	3.18(f)
Intervening Event	5.4(g)(ii)
IRS	3.11(a)
knowledge	8.3(d)
Law	3.4(a)
Liens	3.2(a)
Material Adverse Effect	3.1(a)
Material Contract	3.15
Materials of Environmental Concern	3.13(c)(iii)
Measurement Date	3.2(a)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
NYSE	3.4(b)
Parent	Preamble
Parent Disclosure Letter	Section 4.6
Parent Material Adverse Effect	4.1(a)
Parent Plan	5.8(c)
Parent Released Parties	7.3(c)
Parent Termination Fee	7.3(c)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Permits	3.10
Person	8.3(e)
Preferred Stock	3.2(a)
v

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

Proxy Statement	3.7
Release	3.13(c)(iv)
Representatives	5.4(a)
Restraint	7.1(b)(ii)
Sanctioned Country	3.25(b)(i)
Sanctioned Person	3.25(b)(ii)
Sanctions	3.25(b)(iii)
SEC	3.5(a)
Second Extension Time	7.1(b)(i)
Securities Act	3.5(a)
Seven Hills	3.1(c)
Seven Hills Interest	3.1(c)
Shares	Recitals
Subsidiary	8.3(f)
Superior Proposal	5.4(g)(ii)
Superior Proposal Notice	5.4(d)(A)
Surviving Corporation	1.1
Takeover Laws	3.19
Tax Returns	3.14(l)(ii)
Taxes	3.14(l)(i)
Termination Date	7.1(b)(i)
Termination Fee	7.3(b)
Top Customers	3.24
Top Suppliers	3.23
Trade Secrets	3.18(f)
WARN Act	3.12(c)
Willful Breach	7.2

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 12, 2019, between CertainTeed Gypsum and Ceilings USA, Inc., a Delaware corporation (“Parent”), Cupertino Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), Continental Building Products, Inc., a Delaware corporation (the “Company”), and solely for purposes of Section 5.2 and, to the extent related thereto, Article VIII, Compagnie de Saint-Gobain S.A., a société anonyme organized under the laws of France (the “Guarantor”).

RECITALS

WHEREAS, the parties intend to effect the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of the Company and its stockholders, (b) approved, authorized, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) directed that this Agreement be submitted for consideration at the Company Stockholders Meeting and (d) resolved to recommend the adoption of this Agreement by the stockholders of the Company (the “Company Recommendation”);

WHEREAS, the Board of Directors of Parent has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and fair to and in the best interests of Parent, and (b) approved, authorized, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of Guarantor has unanimously approved the transactions contemplated by this Agreement in accordance with applicable Law;

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub, to authorize, adopt and approve this Agreement and to approve the consummation of the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, Guarantor, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company.  Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent.

Section 1.2          Closing.  Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the Merger will take place (a) at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York at 10:00 a.m., Eastern time, on the second Business Day following the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), or (b) at such other place or date as may be agreed in writing by Parent and the Company (the date on which the Closing actually occurs is referred to as the “Closing Date”).

Section 1.3          Effective Time.  Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4          Effects of the Merger.  The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the relevant provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5          Certificate of Incorporation; Bylaws.

(a)          At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the date hereof, except that (i) the name of the corporation shall be the name of the Company and (ii) Article X of the Company Charter shall be included in the certificate of incorporation of Merger Sub, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b)          At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub as in effect immediately prior to the date hereof, except that (i) the name of the corporation shall be the name of the Company and (ii) the provisions related to indemnification, exculpation and advancement of expenses shall be identical to those set forth in the Company Bylaws as of the date of this Agreement, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.6          Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7          Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 2.1          Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a)          Each share of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be canceled in accordance with Section 2.1(b) and (ii) any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive $37.00 in cash (the “Merger Consideration”).  As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration to be paid in accordance with Section 2.3, without interest.

(b)          Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)          Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(d)          If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to provide the same aggregate Merger Consideration payable in respect of all the Shares contemplated by this Agreement prior to such change.  Nothing in this Section 2.1(d) shall be construed as permitting the Company to take any action that is otherwise prohibited by this Agreement.

Section 2.2          Treatment of Company Options and Other Equity-Based Awards.

(a)          Immediately prior to the Effective Time, each option (each, a “Company Stock Option”) to purchase Shares granted under any stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company, including the Company’s 2014 Stock Incentive Plan (the “Company Equity Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled and, in exchange therefor, the Surviving Corporation shall pay to each former holder thereof following the Effective Time an amount in cash (without interest) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option, rounded to the nearest cent; provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled without any cash payment being made in respect thereof.

(b)          Immediately prior to the Effective Time, each then-outstanding time-based restricted stock unit (each, a “Company RSU”) granted under any Company Equity Plan, whether or not vested, shall be canceled and, in exchange therefor, the Surviving Corporation shall pay to each former holder thereof following the Effective Time an amount in cash (without interest) equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Company RSU, rounded to the nearest cent.

(c)          Immediately prior to the Effective Time, each then-outstanding performance restricted stock unit (each, a “Company PRSU”) granted under any Company Equity Plan, whether or not vested, shall be canceled and, in exchange therefor, the Surviving Corporation shall pay to each former holder thereof following the Effective Time an amount in cash (without interest) equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Company PRSU, assuming achievement of the applicable performance goals under such Company PRSU at the target level of attainment.

(d)          The Surviving Corporation shall pay the holders of Company Stock Options, Company RSUs and Company PRSUs the cash payments described in this Section 2.2 through the Surviving Corporation’s payroll system promptly after the Effective Time, but in any event not later than the first regular payroll cycle following the Effective Time.

(e)          Prior to the Effective Time, the Company shall take any actions which are necessary to effectuate the provisions of Section 2.2(a), Section 2.2(b), Section 2.2(c), Section 2.2(d) and Section 2.2(e), it being understood and agreed that from and after the Effective Time, no holder of any Company Stock Option, Company RSU or Company PRSU (collectively, the “Company Stock Awards”) shall have any right with respect to any Company Stock Award other than to receive the payments provided for in this Section 2.2, if any.

(f)          As soon as practicable following the date of this Agreement, the Company shall take all actions reasonably necessary to terminate the Company’s Employee Stock Purchase Plan (the “Company ESPP”) as of immediately prior to the Effective Time.  No offering period is open under the Company ESPP as of the date of this Agreement and, from and after the date of this Agreement, the Company shall not permit any new offering period to commence under the Company ESPP.

(g)          Notwithstanding anything to the contrary set forth herein, as of the Effective Time, the RSUs (as defined in the Company Disclosure Letter) described in Item 1 of Section 5.1(b)(ii) of the Company Disclosure Letter will be treated in accordance with the terms set forth in Item 1 of Section 5.1(b)(ii) of the Company Disclosure Letter.

(h)          Prior to the Effective Time, the Company shall adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 2.2.

Section 2.3          Payment.

(a)          Prior to the Effective Time, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with a paying agent selected by Parent and reasonably acceptable to the Company (the “Paying Agent”) for the payment and delivery of the Merger Consideration to stockholders of the Company as provided in this Article II.  Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to this Article II (such cash being hereinafter referred to as the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II, except as provided in this Agreement.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration and other amounts contemplated by this Article II.

(b)          Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a).  Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled.  Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Paying Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”) a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal, “agent’s message” or other documents to the Paying Agent, and such Book-Entry Shares shall then be canceled.  No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates of Book-Entry Shares.

(c)          If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (i) such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d)          Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(a), without any interest thereon.

(e)          Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (Eastern time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(f)          All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares other than the right to receive the applicable Merger Consideration, subject to applicable Law in the case of Dissenting Shares.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g)          The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A‑1 or P‑1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.  If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 2.4), Parent shall promptly deposit cash into the Payment Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.  Any interest and other income resulting from such investments shall be payable to Guarantor, Parent or the Surviving Corporation, as directed by Parent.

(h)          At any time following the date that is the first anniversary of the Effective Time, the Parent shall be entitled to require the Paying Agent to deliver to it or Guarantor or the Surviving Corporation any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificate or Book-Entry Shares.

(i)          If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary or otherwise requested by Parent, the making by such Person of an indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 2.4          Withholding Rights.  Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as Parent, Merger Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law.  Any such withholding required with respect to any payment that is treated as compensation to the Company employees and service providers (including, for the avoidance of doubt, the compensatory payments described in Section 2.2(e)) shall be done in accordance with the payroll practices of the Company.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5          Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL.  Dissenting Shares shall be treated in accordance with Section 262 of the DGCL.  If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 2.1(a) (less any payments made by the Surviving Corporation with respect to such Shares before entry of judgment in accordance with Section 262(h) of the DGCL).  The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands.  The Company shall not, without the prior consent of Parent, make or offer to make any payment with respect to, compromise or settle or offer to compromise or settle, or otherwise negotiate any such demands.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed or reflected in the Company SEC Documents (but excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer that are predictive or forward-looking in nature, in each case, other than any specific factual information contained therein); provided that in no event shall any disclosure in any Company SEC Document qualify or limit the representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.3, the first sentence of Section 3.8, Section 3.19, Section 3.21 or Section 3.22, or (b) as set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1          Organization, Standing and Power.

(a)          The Company (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  For purposes of this Agreement, “Material Adverse Effect” means any event, change, condition, state of facts, circumstance, occurrence or effect that, individually or in the aggregate (x) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, other than any such event, change, condition, state of facts, circumstance, occurrence or effect to the extent arising out of or resulting from (1) changes in general economic, financial market, business, regulatory, social or geopolitical conditions in the United States or any country in which the Company or its Subsidiaries operate, (2) changes or developments in any of the industries in which the Company or its Subsidiaries operate, (3) changes in any applicable Laws or other legal regulatory conditions (or the official interpretation thereof), or changes in accounting regulations or principles, (4) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to any such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (5) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (6) acts of God, natural disasters, weather conditions or national or international political or social conditions, including the engagement in, or escalation, outbreak or worsening of, hostilities in or by any country or the occurrence of any act of war or any similar act of terrorism, (7) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any stockholder of the Company against the Company Board alleging that the Company Board breached its fiduciary duties in connection with the approval of this Agreement, and including any termination of, reduction in, or other negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement of this Agreement or the identity of Guarantor or Parent, or any action taken by a business competitor due in whole or in part to the announcement of this Agreement and the transactions contemplated hereby, (8) the performance of this Agreement (other than Section 5.1 of this Agreement), including any action taken by any party in order to obtain approvals under the HSR Act or any other applicable Antitrust Law, or (9)  any actions taken (or omitted to be taken) at the written request or with the written consent, of Parent; provided, that any event, change, condition, state of facts, circumstance, occurrence or effect otherwise excluded by any of the foregoing clauses (1), (2), (3) or (6) shall be taken into account in determining the occurrence of a Material Adverse Effect to the extent disproportionately impacting the Company and its Subsidiaries, taken as a whole, relative to other Persons operating in the industries in which the Company and its Subsidiaries operate; or (y) would prevent, materially impair, or materially delay the performance by the Company of, or has or would have a material adverse effect on the ability of the Company to perform, its obligations under this Agreement.

(b)          The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.  The Company is not in violation of any provision of the Company Charter or Company Bylaws in any material respect.

(c)          Each of the Company’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in each case of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company (collectively, the “Company Subsidiary Securities”) and the Seven Hills Interest is owned, directly or indirectly, by the Company, free and clear of any Lien, except for Liens imposed by applicable securities Laws and all such Company Subsidiary Securities are validly issued, fully paid and nonassessable.  Except for the Company Subsidiary Securities, there are no issued, reserved for issuance or outstanding (A) capital stock or other voting securities of any of the Subsidiaries of the Company, (B) any other securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (C) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (D) stock options, restricted shares, stock appreciation rights, performance units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company.  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.  “Seven Hills” means Seven Hills Paperboard, LLC, a Delaware limited liability company. The “Seven Hills Interest” means 51% of the issued and outstanding equity interests of Seven Hills owned by a Subsidiary of the Company.

Section 3.2          Capital Stock.

(a)          The authorized capital stock of the Company consists of (a) 190,000,000 Shares and (b) 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  As of November 8, 2019 (the “Measurement Date”), (i) 44,533,125 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (ii) 9,851,553 Shares were held in treasury, (iii) no shares of Preferred Stock were outstanding, (iv) 825,774 Shares were reserved and available for issuance pursuant to the Company Equity Plans (including 568,785 Shares available for issuance pursuant to the Company ESPP), of which amount (A) 35,525 Shares were underlying outstanding Company Stock Options, (B) 202,621 Shares were underlying outstanding Company RSUs and (C) 130,527 Shares were underlying outstanding Company PRSUs.  Except as set forth in the preceding sentence and except for changes since the Measurement Date resulting from issuance of Shares pursuant to Company Stock Options, Company RSUs, and Company PRSUs outstanding on the Measurement Date, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities or equity interests of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or equity interests of the Company or (3) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable for capital stock voting securities or equity interests of the Company or other rights with a value based in whole or in part on any shares of capital stock, voting securities or equity interests of the Company, (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities, equity interests or securities convertible into or exchangeable for capital stock, voting securities or equity interests of the Company and (C) there are no other options, calls, warrants or other rights (including preemptive and anti-dilutive rights), agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or equity interests of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party or any obligation for the Company to issue any equity securities of the Company.  Each of the outstanding shares of capital stock and other equity interests of each of the Company’s Subsidiaries and, to the knowledge of the Company, the Seven Hills Interest, is (and all shares of capital stock reserved for issuance under the Company Equity Plans and Company ESPP and under Company Stock Options will be) duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for any such Liens imposed by applicable securities Laws.  Section 3.2(a) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and the capitalization of Seven Hills and the jurisdiction of incorporation or organization of each of the foregoing.  No Subsidiary of the Company owns any shares of capital stock of the Company.  Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.  As of the date hereof, there are no declared but unpaid dividends of the Company.

(b)          Section 3.2(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Stock Awards outstanding as of November 8, 2019, specifying for each holder, on a holder-by-holder basis: (i) the number of shares subject to each such Company Stock Award (assuming target achievement for any Company PRSU), (ii) the grant date of each such Company Stock Award, (iii) the exercise price for each such Company Stock Award, to the extent applicable, and (iv) for each Company PRSU, the maximum, target and minimum payments that the Company PRSU holder could have received upon the achievement of (or the failure to achieve) the applicable performance goals under such Company PRSU.  With respect to each grant of Company Stock Awards, (x) each such grant was made in accordance with the terms of the Company Equity Plans, the Exchange Act and all other applicable Law, including the rules of the NYSE, and (y) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Law.

Section 3.3          Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption and approval of this Agreement by the holders of at least a majority of the outstanding Shares (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).  As of the date hereof, the Board of Directors of the Company (the “Company Board”) has approved and declared advisable this Agreement and the transactions contemplated hereby and, subject to Section 5.4, has resolved to recommend that the Company’s stockholders approve this Agreement and the transactions contemplated hereby.  The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 3.4          No Conflict; Consents and Approvals.

(a)          The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any foreign, federal, state, regional or local constitution, law, rule, regulation, ordinance, order, judgment or decree and relevant official interpretations, whether statutory, common or otherwise (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any filings required under the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership, (iii) such filings as necessary to comply with the applicable requirements of the New York Stock Exchange (“NYSE”), (iv) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.5          SEC Reports; Financial Statements.

(a)          The Company has filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2018 (all such forms, reports, statements, certificates and other documents filed since January 1, 2018 and prior to the date hereof, collectively, the “Company SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed.  As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is, or at any time since January 1, 2018 has been, required to file any forms, reports or other documents with the SEC.  As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents and no such Company SEC Document is, to the knowledge of the Company, the subject of ongoing review by the SEC.

(b)          The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2018 filed with the SEC have been prepared in accordance with the books and records of the Company and United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated.  The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Quarterly Reports on Form 10‑Q filed with the SEC since January 1, 2019 have been, and the unaudited financial statements of the Company (including any related notes thereto) for the fiscal quarter ended September 30, 2019, as filed with the SEC will have been, prepared in accordance with the books and records of the Company and GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments).

(c)          Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand) and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(d)          The Company maintains disclosure controls and procedures (as defined in Rule 13a 15(e) under the Exchange Act) designed to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.  The Company maintains internal control over financial reporting (as defined in Rule 13a 15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have significant roles in the Company’s internal control over financial reporting (and the Company has disclosed to Parent prior to the date of this Agreement any such significant deficiencies, material weaknesses or fraud).  The Company has remediated any and all significant deficiencies and all material weaknesses in the design or operations of its internal control over financial reporting that were reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and were identified in the Company’s most recent evaluation of its internal control over financial reporting.  No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act of 2002, as amended.  The Company has identified all uncertain Tax positions contained in all Tax Returns filed by the Company or its Subsidiaries and has established adequate reserves and made any appropriate disclosures in the Company Financial Statements in accordance with the requirements of ASC 740-10 (formerly Financial Interpretation No. 48 of FASB Statement No. 109, Accounting for Uncertain Tax Positions).

Section 3.6          No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of June 30, 2019 (or the notes thereto) included in the Company SEC Documents, (b) incurred in the ordinary course of business since June 30, 2019, (c) that have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement and (e) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.7          Certain Information.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives in writing expressly for inclusion or incorporation by reference in the Proxy Statement.

Section 3.8          Absence of Certain Changes or Events.  Since December 31, 2018, there has not been any event, change, condition, state of facts, circumstance, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.  Since June 30, 2019, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 5.1(b)(iii), (v), (ix) through (xi), or (xvi).

Section 3.9          Litigation.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.  As of the date hereof, there are no Actions pending or, to the knowledge of the Company, threatened, that challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement or the transactions contemplated by this Agreement.

Section 3.10          Compliance with Laws.  The Company and each of its Subsidiaries are, and have been since January 1, 2017, in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect.  Except with respect to Environmental Laws (which is the subject of Section 3.13), the Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All Permits are in full force and effect and to the knowledge of the Company, no suspension or cancellation of any such Permit is threatened, except where the failure to be in full force and effect or such suspension or cancellation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Since January 1, 2017, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 3.11          Benefit Plans.

(a)          The Company has provided to Parent a true and complete list of each material Company Plan.  “Company Plan” means each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all other stock purchase, stock option, or other equity or equity-based, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits or the Company or its Subsidiaries has had or has any present or future liability.  With respect to each material Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable:  (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description and other equivalent written communications by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) if applicable, for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.

(b)          With respect to the Company Plans, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.11 would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i)          each Company Plan subject to ERISA has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;

(ii)          each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii)          there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions;

(iv)          no Company Plan is subject to Title IV of ERISA or subject to Section 412 of the Code;

(v)          no Company Plan is a  “multiemployer plan” (within the meaning of Section 3(37) of ERISA);

(vi)          the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of Tax deduction as a result of such administration and operation;

(vii)          neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event (whether contingent or otherwise) result in any (i) payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit or (ii) payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in the temporary and final regulations promulgated under the Code by the United States Department of Treasury Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code);

(viii)          each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code; and

(ix)          none of the Company, any of its Subsidiaries or any other entity that, together with the Company and any of its Subsidiaries, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA (such entities, “ERISA Affiliates”) has incurred or reasonably expects to incur (either directly or indirectly, including as a result of any indemnification obligation) any material liability under or pursuant to Title I or IV of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code or any foreign applicable Law or regulation relating to employee benefit plans, or under any Contract, statute, rule or legal requirement pursuant to or under which the Company or any of its Subsidiaries or any Company Plan has agreed to indemnify or is required to indemnify any Person against liability incurred under, or for a violation or failure to satisfy the requirements of, any such legal requirement, and no event, transaction or condition has occurred or exists that could result in any such material liability to the Company, any of its Subsidiaries, any of their ERISA Affiliates or, after the Effective Time, Parent or any of its Affiliates.

(c)          No Company Plan provides for and none of the Company nor any of its Affiliates is otherwise obligated to provide any gross-up or reimbursement of Taxes under Sections 409A or 4999 of the Code or otherwise.

Section 3.12          Labor Matters.

(a)          Except as set forth in Section 3.12(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union or labor organization.  There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries has any liability with respect to any misclassification of any Person as an independent contractor rather than as an “employee,” with respect to any Company Employee leased from another employer or with respect to any Company Employee currently or formerly classified as exempt from overtime wages.

(c)          Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries is and has been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act (together with any similar state or local Law, the “WARN Act”), any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, and no claims relating to non-compliance with the foregoing are pending or, to the Company’s knowledge, threatened.  Except as would not, individually or in the aggregate, reasonably be expected to result in any material liability to the Company or any of its Subsidiaries, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws.

(d)          Except as set forth in Section 3.12(d) of the Company Disclosure Letter, to the knowledge of the Company, since January 1, 2017, (i) no allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation have been made to the Company or any of its Subsidiaries against or in respect of any executive officer, senior vice president, director or manager of the Company and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation by any Company Employee.

Section 3.13          Environmental Matters.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:  (i) the Company and each of its Subsidiaries are, and for the previous five years have been, in compliance with all applicable Environmental Laws, and possess and are, and for the previous five years have been, in compliance with all applicable Environmental Permits required under such Environmental Laws; (ii) there are no Materials of Environmental Concern at, on or under any property owned or operated by the Company or any of its Subsidiaries and there have no Releases of or exposure to Materials of Environmental Concern, whether on or off any property currently owned or operated or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, in each case except under circumstances that are not reasonably likely to result in liability of or a requirement for notification, remediation or investigation by the Company or any of its Subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any Release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such Release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; (iv) neither the Company nor any of its Subsidiaries has received any notice, claim or complaint, or is presently subject to any judgment, order, injunction, rule or decree of any Governmental Entity or any Action, relating to noncompliance with Environmental Laws or Environmental Permits or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened.

(b)          The Company has delivered to, or has otherwise made available for inspection by the Parent, all material written assessments, audits, investigation reports, studies, test results or similar environmental documents in the possession of the Company or any of its Subsidiaries related to environmental, health or safety matters or Materials of Environmental Concern.

(c)          For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)          “Environmental Laws” means all Laws (A) relating to pollution, the protection or cleanup of the environment or natural resources, occupational health and safety and the management, manufacture, generation, labeling, registration, use, treatment, storage, transportation, handling, disposal, presence or Release of or exposure to Materials of Environmental Concern or (B) that regulate, impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage), or establish standards of care with respect to any of the foregoing.

(ii)          “Environmental Permits” means all Permits required under applicable Environmental Laws.

(iii)          “Materials of Environmental Concern” means any pollutant, contaminant or hazardous, acutely hazardous, or toxic (or words of similar import) substance, material, chemical or waste identified, defined or regulated as such or the subject of liability or requirements for investigation or remediation under, or otherwise subject to, applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act, the federal Resource Conservation and Recovery Act or the Clean Air Act, including, without limitation, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls and radon.

(iv)           “Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

Section 3.14          Taxes.  Except for failures, violations, inaccuracies, omissions or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)          All Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed, all such Tax Returns were, at the time of filing, true and complete in all material respects, and all Taxes (whether or not shown on a Tax Return) required to be paid or withheld by the Company or any of its Subsidiaries have been timely paid or withheld.

(b)          Neither the Company nor any of its Subsidiaries is delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax outside of the ordinary course of business.

(c)          No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Affiliates, except for statutory Liens for Taxes not yet delinquent or Taxes being contested in good faith by appropriate proceedings.

(d)          No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.  No adjustment relating to any Tax Return filed by the Company or any of its Subsidiaries has been proposed in writing by any Governmental Entity.

(e)          No claim (which remains outstanding) has ever been made by any Governmental Entity in a jurisdiction where the Company or a Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(f)          Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) other than a group the common parent of which was the Company, (ii) is a party to any Tax sharing, indemnification or allocation agreement (other than any agreement the only parties to which are the Company and/or its Subsidiaries), or owe any amount under any such agreement (other than Tax indemnification clauses under customary commercial leases or contracts not primarily related to Taxes entered into in the ordinary course of business) (iii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or by operation of law or (iv) has ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(g)          Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” or “transaction of interest” as set forth in Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. law).

(h)          Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 and 361 of the Code.

(i)          Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax Law) entered into on or prior to the Closing Date, (iv) a change in the method of accounting for a period ending prior to or including the Closing Date, (v) an election pursuant to Section 108(i) of the Code made effective on or prior to the Closing Date, (vi) any “gain recognition agreement” described in Treasury Regulations promulgated under Section 367 of the Code or the utilization of dual consolidated losses described in Treasury Regulations promulgated under Section 1503(d) of the Code (or, in each case, any corresponding provision of state, local or foreign income Tax Law) on or prior to the Closing Date or (vii) the application of Section 965 of the Code (including Section 965(h)).

(j)          (i) Neither the Company or any Subsidiary has engaged in an “extraordinary disposition” as set forth in Treasury Regulation Section 1.245A-5T(c)(3)(ii), there is no “extraordinary disposition account” with respect to any of the Company or any Subsidiary, or any equity interests with respect to such entities, (ii) there has not been an “extraordinary reduction” (as defined in Treasury Regulation Section 1.245A-5T(e)(2)(i)) with respect to any Subsidiary of the Company, and (iii) there is no “hybrid deduction account” with respect to any share of stock (or other instrument treated as equity for U.S. Tax purposes) of any Subsidiary of the Company, within the meaning of Proposed Treasury Regulation Section 1.245A(e)-1.

(k)          Neither the Company nor any of its Subsidiaries is or has, in the five year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(l)          As used in this Agreement:

(i)          “Taxes” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) taxes, withholdings, or other like governmental assessment or charge of any kind whatsoever imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(ii)          “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.

Section 3.15          Contracts.  As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract:

(a)          that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(b)          any Contract that imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person or in any geographic area, or any other provision that by its express terms materially restricts the conduct of any line of business or activities in connection with any product line by the Company or any of its Affiliates (or that following the Closing will materially restrict the ability of Parent or any of its Affiliates to engage in any line of business or activities in connection with any product line or in any geographic area or compete with any Person);

(c)          any Contract that (i) obligates the Company or any of its Subsidiaries (or following the Closing, Parent or any of its Affiliates) to conduct its or their respective businesses with any other Person on a preferential or exclusive basis, (ii) contains “most favored nation” or similar covenants or preferential treatment in favor of any other Person or (iii) is a requirements or “take or pay” Contract or otherwise requires the Company to purchase a minimum amount of a particular product from a supplier, in each case, in a manner that is material to the Company and its Subsidiaries, taken as a whole;

(d)          any Contract requiring or otherwise relating to any future capital expenditures by the Company or any of its Subsidiaries that are $1,000,000 in excess of the Company’s capital expenditure budget that has been made available to Parent;

(e)          any Contract with or to a labor union or guild (including any collective bargaining agreement);

(f)          any Contract relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $1,000,000 that is not disclosed in the Company SEC Documents;

(g)          any Contract that grants any option, right of first refusal, right of first offer or similar right or any other Lien with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(h)          any Contract that provides for the acquisition or disposition of any asset (other than acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations that are material to the Company or any of its Subsidiaries; and

(i)          any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management, control, dissolution, wind-up, exit from or buyout of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries; and

(j)          any Contract to which a (i) Top Supplier or (ii) Top Customer is a party.

Each of the Contracts of the types described in this Section 3.15 is referred to as a “Material Contract”.  Except for this Agreement and any Contract filed as an exhibit to the Company SEC Documents in unredacted form, the Company has made available to Parent or its Representatives a true, correct and complete copy of each Material Contract (including all amendments, modifications thereof) and Section 3.15 of the Company Disclosure Letter sets forth a correct and complete list of all Material Contracts.  Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, any other party thereto, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto.  There are no material disputes pending or, to the knowledge of the Company, threatened with respect to any Material Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Material Contract to terminate for default, convenience or not renew any Material Contract, nor to the knowledge of the Company, is any such party threatening to do so.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, each of the representations and warranties set forth in Section 3.9 and Section 3.10 is true and correct with respect to Seven Hills.  Except as otherwise set forth in the organizational documents of Seven Hills, neither the Company nor any of its Subsidiaries has entered into any agreement granting any Person the right to make a debt or equity investment in Seven Hills or acquire the Seven Hills Interest.

Section 3.16          Insurance.  The Company has made available to Parent correct and complete copies of each material insurance policy that was available to the Company on the Business Day immediately preceding the date of this Agreement that provides coverage with respect to the Company or its Subsidiaries or their respective businesses, assets or liabilities (it being understood that any such policies that have recently been or are in the process of renewal and are not available to the Company have not been made available to Parent).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all material insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies, (c) all premiums due on such policies have been paid and (d) the Company has not received notice of non-renewal, cancellation, termination or denial of coverage with respect to any such policy (other than receipt of customary reservation of rights letters).

Section 3.17          Properties.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries has good title to all the properties and assets reflected in the unaudited balance sheet of the Company as at June 30, 2019 included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (a) statutory Liens securing payments not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation and (c) such imperfections or irregularities or title, easements, rights of way and other Liens, whether or not of record, that do not materially affect the use of the properties or assets subject thereto for the purposes for which they are currently being used.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries is the lessee of all leasehold estates reflected in the unaudited balance sheet of the Company as at June 30, 2019 included in the Company SEC Documents or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor.  Except as would not result in a Material Adverse Effect, the buildings and structures of the Facilities are structurally sound, in good operating condition, and are adequate for the uses to which they are being put, and none of such property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.  Section 3.17 of the Company Disclosure Letter sets forth the production capacity of each Facility as of the date of this Agreement.  To the knowledge of the Company, (i) there are no existing, pending or threatened condemnation Actions or similar proceedings relating to any Facilities and (ii) there are no circumstances reasonably likely to cause a material production reduction or stoppage at any Facility and no such reduction or stoppage is planned.  “Facilities” means collectively the Company’s manufacturing facilities in Buchanan, New York, Silver Grove, Kentucky and Palatka, Florida and each site complex individually is referred to as a “Facility”.

Section 3.18          Intellectual Property.

(a)          Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list of all registered trademarks, service marks or tradenames (and applications for any of the foregoing), issued patents, patent applications, registered copyrights, applications to register any copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof and that are material to the businesses of the Company and its Subsidiaries, taken as a whole (collectively, “Company Registered IP”).  No Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries owns, or has valid rights to use, and immediately after the Closing will continue to own and have such rights to use, all of the Intellectual Property necessary and sufficient to conduct the businesses of the Company, and all Company Registered IP and other Intellectual Property owned or purported to be owned by the Company or a Subsidiary of the Company (collectively, “Company IP”) is owned solely by the Company or one its Subsidiaries free and clear of all Liens.  Each item of Company IP is valid, subsisting, and enforceable, and neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the scope, validity or enforceability of any Company IP.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Person who has contributed to the creation or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries has assigned in writing to the Company or one of its Subsidiaries all of such Person’s right, title and interest in, to and under all such Intellectual Property (to the extent that such rights do not vest initially in the Company or one of its Subsidiaries by operation of law), and (ii) no such Person owns, or has any right claim, or interest or option (including the right further remuneration or consideration) with respect to any such Intellectual Property or has made, or threatened to make, any assertion of any of the foregoing.

(c)          Each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets owned by or made available to the Company or any of its Subsidiaries, including taking commercially reasonable steps to safeguard any such Trade Secret that is accessible through computer systems or networks.  To the knowledge of the Company, there have been no material breaches of such agreements by any party thereto or any losses of any material Trade Secret, in each case of or by the Company and any of its Subsidiaries.

(d)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have not and are not infringing upon or misappropriating, diluting or otherwise violating any patents, copyrights, trademarks, trade secrets or other Intellectual Property of any third party, and neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation has occurred or is occurring, (ii) to the knowledge of the Company, no third party is misappropriating, infringing, diluting or otherwise violating any Company IP and (iii) no Company IP is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Company’s knowledge, there is no threatened proceeding (including in the form of cease and desist letters or invitations to license) in which a third party is alleging that one of the Company and its Subsidiaries, or the operation of the business of the Company and its Subsidiaries, infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any Person.

(e)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have put in place commercially reasonable data protection and privacy policies and procedures to ensure the protection of personally identifiable data (that alone or together with other information could identify an individual natural person) in their possession or control and the Company and its Subsidiaries are in compliance with all such policies, all contractual obligations, and all applicable confidentiality and data security Laws.  To the Company’s knowledge, there has been no unauthorized theft, disclosure or misuse of personally identifiable data of, or in the possession or control of, the Company or its Subsidiaries, and there have been no unauthorized breached of the security of the information technology systems of the Company or any of its Subsidiaries.

(f)          “Intellectual Property” means any and all intellectual property and similar proprietary rights worldwide, whether registered or unregistered, including all rights in and to: (i) all patents and patent applications, including continuations, continuations-in-part, divisionals, renewals, provisionals, substitutions, extensions, reexaminations and reissues and all inventions, invention disclosures, discoveries, improvements, methods and processes, whether or not patentable, (ii) trademarks, service marks, trade dress, trade names, domain names, logos and other source identifiers, and all registrations of, applications to register, and renewals of, the foregoing, and all associated goodwill, (iii) works of authorship, copyrights (including copyrights in software), and all registrations of, and applications to register, the foregoing, and moral rights (iv) databases and data (including all compilations thereof and all rights therein), (v) trade secrets (including those trade secrets defined in the Defend Trade Secrets Act of 2016 and corresponding foreign Law), and, to the extent confidential, algorithms, methods, processes and know-how (collectively, “Trade Secrets”), (vi) social media identifiers, (vii) designs and (viii) software.

Section 3.19          State Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.6, no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover statute or regulation, including Section 203 of the DGCL (collectively, “Takeover Laws”), apply to this Agreement or any of the transactions contemplated hereby.  In the six months prior to the date hereof, the Company has not waived all or any portion of any standstill provision or similar provisions in any standstill agreement, confidentiality agreement or similar arrangement.

Section 3.20          Affiliate Transactions.  Except for directors’ and employment-related Material Contracts filed or incorporated by reference as an exhibit to a Company SEC Document, as of the date hereof, no executive officer or director of the Company or stockholder of five percent (5%) or more of the Shares is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or any Top Customer or Top Supplier or has engaged in any material transaction with any of the foregoing within the last 12 months.

Section 3.21          Brokers.  Except as set forth on Section 3.21 of the Company Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has made available to Parent a correct and complete copy of any engagement letter or other Contract between the Company and the Persons set forth on Section 3.21 of the Company Disclosure Letter relating to the Merger and the other transactions contemplated by this Agreement.

Section 3.22          Opinion of Financial Advisor.  Citigroup Global Markets Inc. has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing) to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Shares.  The Company shall, promptly following the execution and delivery of this Agreement by all parties hereto, furnish a true, correct and complete written copy of such opinion to Parent solely for informational purposes.

Section 3.23          Suppliers.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2019, (i) there has been no written or, to the knowledge of the Company, oral notice of termination of the business relationship of the Company or its Subsidiaries with any Top Suppliers given to or received from any such Top Supplier, (ii) there has been no material change in the pricing or other material terms of its business relationship with any Top Supplier in any material respect adverse to the Company or its Subsidiaries, including any inability of a Top Supplier to provide materials to the Company, and (iii) no Top Supplier has notified the Company or any of its Subsidiaries that it intends to terminate or change the pricing or other material terms of its business in any material respect adverse to the Company or its Subsidiaries, including as a result of a force majeure event or bankruptcy.  “Top Suppliers” shall mean suppliers of gypsum and paper set forth in Section 3.23 of the Company Disclosure Letter.

Section 3.24          Customers.  Section 3.24 of the Company Disclosure Letter sets forth a correct and complete list of the Top Customers.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2019, (i) there has been no written or, to the knowledge of the Company, oral notice of termination of the business relationship of the Company or its Subsidiaries with any Top Customer given to or received from any such Top Customer, (ii) there has been no material change in the pricing or other material terms of its business relationship with any Top Customer in any material respect adverse to the Company or its Subsidiaries and (iii) no Top Customer has notified the Company or any of its Subsidiaries that it intends to terminate or change the pricing or other material terms of its business in any material respect adverse to the Company or its Subsidiaries, including as a result of a force majeure event or bankruptcy.  “Top Customers” shall mean customers and partners with respect to which the Company and its Subsidiaries have sold more than $15,000,000 of goods or services during the twelve months ended September 30, 2019.

Section 3.25          Compliance.  Except as would not, individually or in the aggregate, reasonably be expected to be expected to have a Material Adverse Effect:

(a)          Neither the Company, its Subsidiaries, any director, officer or employee of the Company or its Subsidiaries, nor, to the knowledge of the Company, any agent or other Person acting for or on behalf of the Company or any of its Subsidiaries has violated the U.S. Foreign Corrupt Practices Act or made a material violation of any other Anticorruption Laws.  “Anticorruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended, the U.K. Bribery Act 2010, and any other anti-bribery or anticorruption applicable Laws.

(b)          Neither the Company, its Subsidiaries, nor any directors, officers or employees of the Company or its Subsidiaries is a Sanctioned Person, nor is the Company or any of its Subsidiaries located, organized or resident in a Sanctioned Country.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor its Subsidiaries have conducted any transactions or other business with any Sanctioned Person or any person located, organized or resident in a Sanctioned Country.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are currently in compliance with, and at all times since January 1, 2017 years have been in compliance with, and have not engaged in any conduct sanctionable under any applicable Sanctions, and there are not now, nor have there been since January 1, 2017, any formal or informal proceedings, allegations, investigations, or inquiries pending, expected or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of the respective directors, officers or employees of the Company or its Subsidiaries concerning violations or potential violations of, or conduct sanctionable under any Sanctions.

(i)          “Sanctioned Country” means any country or territory with which dealings are broadly restricted, prohibited, or made sanctionable under any Sanctions (including, currently, Crimea, Cuba, Iran, North Korea, and Syria).

(ii)          “Sanctioned Person” means is a Person with whom dealings are restricted or prohibited by, or are sanctionable under any Sanctions.

(iii)          “Sanctions” means any economic sanctions or trade restrictions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, or Her Majesty’s Treasury, or any other authority with jurisdiction over the Company or its Subsidiaries.

(c)          Neither the Company nor any of its Subsidiaries has exported, reexported or retransferred any article, item, component, software, technology, service or technical data or taken any other act in violation of any Export Control Laws.  “Export Control Laws” means any export control applicable Laws, including the International Traffic in Arms Regulations and the Export Administration Regulations.

(d)          Neither the Company nor its Subsidiaries has made a violation of any AML Laws.  “AML Laws” means the (i) USA Patriot Act of 2001, (ii) the U.S. Money Laundering Control Act of 1986, as amended, (iii) the Bank Secrecy Act or (iv) any other money laundering or financial recordkeeping applicable Laws.

(e)          Neither the Company nor its Subsidiaries, directors, officers or employees is in violation of, or has violated, any applicable Antitrust Laws.  “Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the HSR Act or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar applicable Laws.

(f)          The Company and its Subsidiaries have and have implemented policies and controls reasonably designed to ensure effective compliance with the Anticorruption Laws, Sanctions, Export Control Laws, AML Laws and Antitrust Laws.

Section 3.26          No Other Representations or Warranties.  Except for the representations and warranties contained in Article IV and in any certificate delivered hereunder, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, and, to the extent expressly set forth below, Guarantor, represent and warrant to the Company as follows:

Section 4.1          Organization, Standing and Power; Ownership and Operations of Merger Sub.

(a)          Each of Guarantor, Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of Delaware (solely in the case of Parent and Merger Sub) and a société anonyme duly organized under the laws of France (solely in the case of Guarantor), (ii) has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, occurrence, circumstance or effect that would prevent, materially delay or materially impede the performance by Guarantor, Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby.

(b)          Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.  The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by Parent.  Parent, in turn, is a wholly-owned indirect subsidiary of Guarantor.

Section 4.2          Authority.  Each of Parent, Merger Sub and Guarantor has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent, Merger Sub or Guarantor are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL.  The board of directors of Guarantor has approved the transactions contemplated by this Agreement in accordance with applicable Law.  This Agreement has been duly executed and delivered by Parent, Merger Sub and Guarantor and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent, Merger Sub and Guarantor, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity and to the extent Guarantor is party hereto for the limited purposes set forth herein).  No vote or consent of the holders of any class or series of capital stock of Parent or Guarantor is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.  The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred within one Business Day following the date hereof) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 4.3          No Conflict; Consents and Approvals.

(a)          The execution, delivery and performance of this Agreement by Parent, Merger Sub and Guarantor, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent, Merger Sub or Guarantor, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent, Merger Sub or Guarantor or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent, Merger Sub or Guarantor is a party or by which Parent, Merger Sub or Guarantor or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by Parent, Merger Sub and Guarantor, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under the HSR Act and any filings required under the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership, (iii) such filings as necessary for the Company to comply with the applicable requirements of the NYSE, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4          Certain Information.  None of the information supplied or to be supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives in writing expressly for inclusion or incorporation by reference in the Proxy Statement.

Section 4.5          Financing.  Parent and Merger Sub currently have and will have, at the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to consummate the transactions contemplated hereby, including payment of all amounts required to be paid pursuant to Article II, and to pay all related fees and expenses.

Section 4.6          Parent Facility Capacity.  Section 4.6 of the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) sets forth the production capacity for each of Parent’s manufacturing facilities set forth on such schedule.

Section 4.7          Ownership of Shares.  Neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 4.8          Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement for which the Company may become liable prior to the Effective Time based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.9          Access to Information.  Each of Parent and Merger Sub acknowledges (a) it is not relying nor has it relied on any express or implied representations or warranties except for those expressly made by the Company in Article III and in any certificate delivered hereunder, (b) except for the representations and warranties contained in Article III and in any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes (or has made) any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, and (c) neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or their respective Affiliates and Representatives resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.  Parent and Merger Sub each acknowledges and agrees that it (i) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (ii) has had access to the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has requested to review, (iii) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and (iv) has relied solely on the representations and warranties made by the Company expressly set forth in Article III and in any certificate delivered hereunder.

ARTICLE V
COVENANTS

Section 5.1          Conduct of Business of the Company.

(a)          The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as required by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course of business, and use its reasonable best efforts to preserve substantially intact its business organization and to preserve in all material respects its present relationships with Governmental Entities, customers, suppliers and other Persons with which it has material business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b)          Without limiting the generality of Section 5.1(b), between the date of this Agreement and the Effective Time, except (w) as required by this Agreement, (x) as disclosed in Section 5.1 of the Company Disclosure Letter, (y) as required by applicable Law or (z) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:

(i)          amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(ii)          issue, deliver, sell, pledge, dispose of or subject to a Lien any shares of capital stock or other equity interests, or grant to any Person any right to acquire any shares of its capital stock or other equity interests, except (A) in connection with the due exercise, settlement or vesting of Company Stock Options, Company RSUs or Company PRSUs in each case, that is outstanding as of the date hereof, in accordance with the terms of any Company Plan and (B) as required by any Company Plan as in effect on the date hereof;

(iii)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries);

(iv)          adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock or other equity interests of the Company (except in connection with the cashless exercise or similar transactions pursuant to the exercise of Company Stock Options or settlement of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests;

(v)          (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, having a value or for consideration (including assumption of Indebtedness and other liabilities) in excess of $2,000,000 individually or $5,000,000 in the aggregate, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts (to the extent the Company has provided true and complete copies of such Contracts to Parent prior to the date of this Agreement) and other than capital expenditures to acquire assets as set forth on the Company’s capital expenditure budget included as Section 5.1(b)(vii) of the Company Disclosure Letter; (B) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, having a value or for consideration (including assumption of Indebtedness and other liabilities) in excess of $2,000,000 individually or $5,000,000 in the aggregate, other than sales or dispositions of inventory and other assets in the ordinary course of business or pursuant to existing Contracts (to the extent the Company has provided true and complete copies of such Contracts to Parent prior to the date of this Agreement);

(vi)          (A) other than in the ordinary course of business consistent with past practice, enter into, amend, terminate, fail to renew or grant any waiver under any Material Contract or any other Contract that would constitute a Material Contract if in existence on the date hereof or consent to any action set forth in Section 8.1 of the Material Contract set forth in Section 3.15(i)(2) of the Company Disclosure Letter, (B) amend or enter into any engagement letter or other Contract with any Person of the type described in Section 3.21 or (C) other than in the ordinary course of business consistent with past practice, waive any material rights or grant any material release;

(vii)          authorize or make any capital expenditures, other than (x) capital expenditures set forth on the Company’s capital expenditure budget included as Section 5.1(b)(vii) of the Company Disclosure Letter and (ii) capital expenditures not set forth on the Company’s capital expenditure budget in an amount not to exceed $5,000,000 in the aggregate;

(viii)          (A) make any loans, advances or capital contributions to, or debt or equity investments in, any other Person (other than a Subsidiary of the Company), (B) incur, redeem or repurchase any Indebtedness for borrowed money or issue any debt securities or (C) assume, guarantee, endorse or otherwise become liable or responsible for the Indebtedness or other obligations of another Person, in each case (1) in excess of $1,000,000 individually or $3,000,000 in the aggregate or (2) other than in the ordinary course of business consistent with past practice;

(ix)          except to the extent required by applicable Law (including Section 409A of the Code), any Company Plan as in effect as of the date hereof, or by Section 2.2 of this Agreement (A) establish, adopt, materially amend or terminate any Company Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement, other than any such amendments to existing Company Plans that are made in the ordinary course of business consistent with past practice or do not materially increase the aggregate annual cost to the Company of maintaining such Company Plan; provided that no such amendment shall include or increase any change-in-control or severance payments without the prior consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (B) increase or announce any increase in the compensation payable or to become payable to any Company Employee (other than increases in annual base salaries or wage rates made in the ordinary course of business consistent with past practice, which increases shall not (1) in the aggregate be more than 4% of the aggregate base salaries and wage rates of all Company Employees as of the date of this Agreement and (2) be more than 10% with respect to any Company Employee on an individual basis as of the date of this Agreement), (C) pay or award, or commit to pay or award, any bonuses of incentive compensation (whether cash, equity or equity-based) or (D) accelerate the time of vesting or payment of any award under any Company Plan or otherwise;

(x)          terminate the employment of any executive officer, other than terminations for Cause (as defined in the Company’s 2014 Stock Incentive Plan), or, without the consent of Parent (A) hire any executive officer (which consent of Parent shall not be unreasonably withheld, conditioned or delayed) or (B) conduct any widespread terminations or mass layoffs;

(xi)          implement or adopt any change in its methods, principles, policies or practices of accounting, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xii)          without limiting Section 2.5, Section 5.7 and Section 5.16, compromise, without the prior consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), settle or agree to settle (A) any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages (1) not in excess of $1,000,000 individually or $5,000,000 in the aggregate or (2) consistent with the specific reserves for such Action reflected in the Company’s balance sheet at June 30, 2019 or (B) the Action set forth in Section 5.1(b)(xii) of the Company Disclosure Letter;

(xiii)          abandon or discontinue any existing line of business or enter into a new line of business;

(xiv)          take the action specified in Section 5.1(b)(xiv) of the Company Disclosure Letter;

(xv)          (A) sell, transfer, assign, dispose of or otherwise subject to any Lien any Company IP, or license any material Intellectual Property constituting Company IP, other than non-exclusive licenses to customers in the ordinary course of business consistent with past practice, solely with respect to the use of the services of the Company and its Subsidiaries, (B) take any action or fail to take any action, if such action or failure to take action would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any material Company Registered IP or other material Intellectual Property constituting Company IP or (C) enter into a license, Contract or other arrangement pursuant to which any third-party Intellectual Property that is material to the business of the Company or any of its Subsidiaries is licensed or made available to the Company or any of its Subsidiaries (other than Contracts for commercial off-the-shelf software);

(xvi)          materially reduce the amount of insurance coverage or fail to renew, maintain or comply with the terms of any material existing insurance policies or fail to timely make or prosecute a claim for insurance coverage;

(xvii)          other than in the ordinary course of business, enter into any transaction with any stockholder, director or officer of the Company or any of its Subsidiaries;

(xviii)          adopt any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, of the Company or any of its Subsidiaries, file a petition in bankruptcy under any provisions of applicable Law on behalf of the Company or any of its Subsidiaries or consent to the filing of any bankruptcy petition against any the Company or any of its Subsidiaries under any similar applicable Law;

(xix)          make, change or revoke any material Tax election, change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law) with respect to a material amount of Taxes, request any material Tax ruling, settle or compromise any material Tax proceeding, or surrender any claim for a material refund of Taxes, except that the Company or any Subsidiary may settle or compromise Tax audits or proceedings that do not exceed the amount of uncertain Tax positions reflected on the unaudited balance sheet of the Company as at June 30, 2019 that are subject of such audit or proceeding; or

(xx)          agree to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xix).

Section 5.2          Guarantee.  In connection with the transactions contemplated by this Agreement, Guarantor hereby guarantees the due, punctual and complete performance and payment in full of all obligations of Parent and Merger Sub under, or in respect of, this Agreement (including payment of the Parent Termination Fee), if, as and when due and payable or required to be performed pursuant to any provisions of this Agreement, subject to the terms and conditions hereof (collectively, the “Guaranteed Obligations”).  The obligations of Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination, in each case, by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations, or otherwise.  Notwithstanding the foregoing, Guarantor retains defenses related to the Guaranteed Obligations that are available to Parent or Merger Sub hereunder (including as a result of breach by the Company of this Agreement).  Guarantor is a party to this Agreement solely for purposes of this Section 5.2 and, to the extent related thereto, Article VIII.

Section 5.3          No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Guarantor’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Guarantor shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4          Acquisition Proposals.

(a)          The Company agrees that neither it nor any of its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by or acting on the behalf of the Company or any of its Subsidiaries acting in their capacity as such (collectively, “Representatives”) not to (i) initiate, solicit or knowingly encourage or facilitate any inquiries, proposals, expressions of interest, offers or requests for information or data with respect to, or that would reasonably be expected to lead to, the making or completion of, an Acquisition Proposal, (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions or to seek clarification regarding the terms of an Acquisition Proposal) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, an Acquisition Proposal, (iii) enter into any Contract relating to an Acquisition Proposal or (iv) resolve or agree to do any of the foregoing; provided, however, it is understood and agreed that any determination or action by the Company Board or the Company expressly permitted under Section 5.4(b) or (c) or Section 7.1(c)(ii) shall not be deemed to be a breach of this Section 5.4(a).  The Company agrees that it will immediately (A) cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal, (B) terminate access by any other Person and its Representatives to any physical or electronic data room or other access to data or information by the Company or any of its Subsidiaries, in each case, relating to or in connection with, any Acquisition Proposal or any transaction of the type described in the definition of Acquisition Proposal, (C) request the prompt return or destruction of all non-public information provided to any other Person or its Representatives in the 12 months immediately preceding the date of this Agreement in connection with any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to result in an Acquisition Proposal and (D) enforce, and not waive or modify, the provisions of any confidentiality or non-disclosure agreement entered into with respect to any Acquisition Proposal or any potential transaction of the type described in the definition of Acquisition Proposal (except for any standstill provision in such confidentiality or non-disclosure agreement).  It is agreed that any breach of this Section 5.4 by any Representative of the Company or any of its Subsidiaries shall constitute a breach of this Section 5.4 by the Company.

(b)          Notwithstanding anything to the contrary in Section 5.4(a), at any time prior to obtaining the Company Stockholder Approval, the Company may, if it receives an unsolicited bona fide written Acquisition Proposal after the date hereof that has not been withdrawn and did not result from a material breach of this Section 5.4 and the Company Board determines in good faith following consultation with its outside legal counsel and financial advisor (x) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (y) that the failure to furnish information to the Person making such Acquisition Proposal and participate in discussions and negotiations with such Person and its Representatives regarding such Acquisition Proposal would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law, (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (provided that prior to furnishing such information the Company and such Person enter into a confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision; provided that if the Company enters into a confidentiality agreement without a standstill or waives an existing standstill the Company Board will waive the standstill provisions in the Confidentiality Agreement) (an “Acceptable Confidentiality Agreement”)) and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company shall (x) promptly (and in any event within 24 hours) provide or make available to Parent any non-public information or data provided to or made available to the Person making such Acquisition Proposal or its Representatives that was not previously provided or made available to Parent and (y) give Parent written notice of any such determination made pursuant to this Section 5.4(b) prior to furnishing any such information or engaging in such discussions or negotiations.

(c)          Neither the Company Board nor any committee thereof shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Merger Sub the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) take any action to exempt any Person (other than Parent and its Affiliates) from the provisions of Section 203 of the DGCL or any other Takeover Law, (iv) fail to publicly reaffirm the Company Recommendation within five Business Days after Parent so requests in writing in response to an Acquisition Proposal, (v) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten Business Days after the commencement of such Acquisition Proposal or any material amendment of such Acquisition Proposal, (vi) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (any of such actions in clauses (i) through (vi), an “Adverse Recommendation Change”) or (vii) allow the Company or any of its Subsidiaries to execute or enter into any Contract (other than an Acceptable Confidentiality Agreement to the extent expressly permitted by Section 5.4(b)) with any other Person relating to any Acquisition Proposal.  Notwithstanding anything to the contrary in this Section 5.4(c), if, prior to obtaining the Company Stockholder Approval and following compliance with Section 5.4(d), (A) in response to an Intervening Event, the Company Board determines in good faith, after consultation with outside counsel and financial advisor that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties under applicable Law, the Company Board or any committee thereof may effect an Adverse Recommendation Change (under clause (i) or (ii) of the definition thereof) and/or (B) the Company receives an unsolicited written bona fide Acquisition Proposal that has not been withdrawn and did not result from a material breach of Section 5.4 and the Company Board determines in good faith after consultation with its outside counsel and financial advisor that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with the exercise of the Company Board’s fiduciary duties under applicable Law, then (x) the Company Board may make an Adverse Recommendation Change and (y) the Company, upon receiving authorization from the Company Board, may enter into a definitive acquisition agreement with respect to such Superior Proposal if, with respect to this clause (y), the Company concurrently terminates this Agreement in accordance with Section 7.1(c)(ii).

(d)

(i)          Notwithstanding anything in this Agreement to the contrary, the Company Board shall not be entitled to effect an Adverse Recommendation Change or terminate or authorize the termination of this Agreement in accordance with Section 7.1(c)(ii) unless prior thereto:

(A)          the Company notifies Parent in writing at least five Business Days before taking that action of its intention to do so, and specifies the reasons therefor in reasonable detail, including, if applicable, the terms of the Superior Proposal and provides with respect to such Superior Proposal the most recent documents and materials of the type described in the second sentence of Section 5.4(e) (a “Superior Proposal Notice”);

(B)          to the extent Parent wishes to negotiate, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent and its Representatives during such five-Business Day period, to enable Parent to effect revisions to the terms and conditions of this Agreement that would, if a Superior Proposal has been made, cause such Superior Proposal to no longer constitute a Superior Proposal or, in connection with any other Adverse Recommendation Change, it would cause the Company Board to no longer believe that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable Law; and

(C)          if Parent makes a proposal by no later than 11:59 p.m., Eastern time, on the fifth Business Day of such five-Business Day period to adjust the terms and conditions of this Agreement, the Company Board after taking into consideration the adjusted terms and conditions of this Agreement, as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal, if applicable, and that the failure to make an Adverse Recommendation Change or terminate this Agreement in accordance with Section 7.1(c)(ii), as applicable, would reasonably be expected to be inconsistent with the exercise of its fiduciary duties under applicable Law.

(ii)          The parties hereto acknowledge and agree that any (A) revisions to the financial terms or any other material terms of a Superior Proposal or (B) revisions to the financial terms or any other material terms to an Acquisition Proposal that the Company Board had determined no longer constitutes a Superior Proposal, shall constitute a new Acquisition Proposal and shall in each case require the Company to deliver to Parent a new Superior Proposal Notice and a new three Business Day period shall commence thereafter.

(e)          The Company promptly (and in any event within 24 hours of receipt) shall advise Parent of the receipt of (i) any Acquisition Proposal, (ii) any request for information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal, and (iii) any inquiry, request for discussion or negotiation or expression of interest, proposal or offer regarding or that otherwise would reasonably be expected to lead to an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer or request and the material terms and conditions of any such Acquisition Proposal, inquiry, expression of interest, proposal, offer or request, copies of any material documentation and a written summary of any oral inquiry, expression of interest, proposal, offer or request.  The Company shall keep Parent reasonably informed in writing on a reasonably current basis of any material changes to, the terms of any such Acquisition Proposal (including providing Parent a notification in writing within 24 hours following any determination by the Company Board pursuant to this Section 5.4 or any material change to the terms of any such Acquisition Proposal) and any material discussions and negotiations concerning the material terms and conditions thereof and provide to Parent as soon as practicable (and in any event within 24 hours after receipt thereof) of any written indication of interest (or amendment thereto) or any written material received in connection therewith (or amendment thereto) including copies of any proposed definitive acquisition agreement concerning such Acquisition Proposal (including any drafts thereof) and drafts of any other material documentation.

(f)          Nothing set forth in this Section 5.4 shall prevent the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e‑2(a), Rule 14d‑9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act limited to the information specified in such rule; provided, however, that any Adverse Recommendation Change may be made only in accordance with Section 5.4(c).

(g)          As used in this Agreement:

(i)          “Acquisition Proposal” means any inquiry, proposal, expression of interest or offer from any Person or group of Persons other than Parent or one of its Subsidiaries that relates to or would reasonably be expected to lead to (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, sale of equity interests or assets, tender offer, exchange offer or other transaction or any combination of any of the foregoing (including any single- or multi-step transaction) involving the Company or any of its Subsidiaries and 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or (B) the acquisition (or, in the case of equity securities, issuance) in any manner, directly or indirectly (including the acquisition of beneficial ownership), of 20% or more of the equity securities or consolidated total assets of the Company, in each case other than the Merger.

(ii)          “Intervening Event” means any material development or material change in circumstances (other than in connection with an Acquisition Proposal or Superior Proposal) that occurs or arises after the date of this Agreement that was not known and not reasonably foreseeable by the Company Board as of the date of this Agreement.

(iii)          “Superior Proposal” means any bona fide written unsolicited Acquisition Proposal (A) on terms that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, taking into account all the terms and conditions of such Acquisition Proposal, and this Agreement (including any changes to this Agreement proposed by Parent) and (B) that the Company Board believes is reasonably capable of being completed, in the case of each of clause (A) and (B), taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Section 5.5          Preparation of Proxy Statement; Stockholders’ Meeting.

(a)          As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare the Proxy Statement and file the Proxy Statement with the SEC; provided that the preliminary Proxy Statement will be filed with the SEC within twenty Business Days following the date of this Agreement.  Parent, Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  The Company shall cause the Proxy Statement to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and the NYSE.  The Company will not file the preliminary or definitive Proxy Statement or any supplement or amendment thereto (or any disclosure relating to the foregoing) with the SEC or otherwise disseminate any of the foregoing without providing Parent and its counsel a reasonable opportunity in advance to review and comment thereon, which comments shall be considered and discussed with Parent and its counsel by the Company and its counsel in good faith; provided, however, that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Company shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof.  Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading.  The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information.  To the extent not prohibited under applicable Law, the Company shall provide Parent with copies of all material correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to such filings, requests or the transactions contemplated by this Agreement.  To the extent not prohibited under applicable Law, no response to staff comments on the Proxy Statement or requests for information shall be made by the Company without providing Parent and its counsel a reasonable opportunity in advance to review and comment thereon, which comments shall be considered and discussed with Parent and its counsel by the Company and its counsel in good faith.  Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide to Parent or Merger Sub with copies of such SEC comments and requests for information or the opportunity to comment pursuant to this Section 5.5(a) in the event that the Company Board has made an Adverse Recommendation Change.

(b)          As promptly as reasonably practicable (and, unless otherwise agreed by Parent and the Company in writing, in any event promptly following the clearance of the Proxy Statement by the SEC), the Company, acting through the Company Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”) and (ii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 5.4(c), include in the Proxy Statement the recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of this Agreement; provided, however, that the Company shall be permitted to adjourn or postpone convening the Company Stockholders Meeting (but not beyond the third Business Day prior to the Termination Date) (A) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholder Meeting (such postponement or adjournment to be for no more than five Business Days and shall be no later than the date three Business Days prior to the Termination Date), (B) to allow time for the filing and dissemination of any supplemental or amended disclosure document that in the good faith judgment of the Company Board or any committee thereof (after consultation with its legal counsel) is required to be filed and disseminated under applicable Law (in each case, such postponement or adjournment to be for no more than a reasonable amount of time taking into account the requirements under applicable Law) or (C) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law (in each case, such postponement or adjournment to be for no more than a reasonable amount of time taking into account the requirements under applicable Law).

(c)          Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned, or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure required by applicable Law to be voted on by the Company’s stockholders and a “Say-on-Golden-Parachute” vote) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(d)          Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned, or delayed), unless (i) required to do so by the DGCL or the Company’s organizational documents, (ii) the Company reasonably determines it is necessary or advisable to obtain the Company Stockholder Approval or (iii) it is required in connection with any adjournment or postponement of the Company Stockholder Meeting permitted under Section 5.5(b) (it being understood that in the case of each of (i), (ii) and (iii), the Company shall consult with and consider in good faith the views of Parent in connection with changing or establishing a new record date and the setting such new record date).  If the record date for the Company Stockholders Meeting is changed, the Company shall, as to that record date, comply with each of its obligations under this Section 5.5.

(e)          In connection with the Company Stockholder Meeting, the Company shall use commercially reasonable efforts to (A) subject to the right to make an Adverse Recommendation Change in accordance with Section 5.4, solicit proxies in favor of the adoption of this Agreement in accordance with applicable Law and use commercially reasonable efforts to obtain the Company Stockholder Approval and (B) otherwise comply with all legal requirements applicable to such meeting.  The Company shall reasonably cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the definitive Proxy Statement.

(f)          Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with its terms, the Company shall establish a record date for, call, give notice of, convene and hold the Company Stockholder Meeting and submit the Merger and the adoption of this Agreement for the approval of its stockholders at the Company Stockholder Meeting whether or not an Adverse Recommendation Change shall have occurred or an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company, the Company Board or the Company’s Representatives or its stockholders.

Section 5.6          Access to Information; Confidentiality.

(a)          From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors, employees and representative to, afford to Parent reasonable access during normal business hours, consistent with applicable Law, to its officers, employees, properties, offices, other facilities and books and records, and shall furnish Parent with all Contracts, financial, operating and other data and information as Parent shall reasonably request (it being agreed, however, that the foregoing shall not permit Parent or its officers, employees or representatives to conduct any invasive environmental testing or sampling, including but not limited to facility surface and subsurface soils and water, air or building materials without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the discharge by the employees of the Company or its Subsidiaries of their normal duties.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any Contract with any third party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (iii) otherwise violate any applicable Law (it being agreed that the Company shall (x) give notice to Parent of the fact that it is withholding such information pursuant to clauses (i), (ii) or (iii) above and (y) reasonably cooperate with Parent to cause such information to be provided in a manner that would not reasonably be expected to waive or jeopardize such privilege, violate such applicable Law or breach such Contract).

(b)          Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated October 25, 2019, between Guarantor and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms but shall terminate at the Effective Time.

Section 5.7          Further Action; Efforts.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall and shall cause each of their respective Subsidiaries and their respective Affiliates to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to reasonably assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing required to be satisfied by such party set forth in Article VI to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Entity in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Entities or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an Action by, any Governmental Entity or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, (iv) subject to Section 5.7(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, against such party challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) executing and delivering any additional instruments necessary or advisable to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement, other than in the case of each of clauses (i) through (v), with respect to registrations, filings, approvals, consents, authorizations or orders, lawsuits or other legal proceedings, from or by any Governmental Entity or the expiration of any waiting periods, in each case relating to Antitrust Laws, which are the subject of Section 5.7(b) and Section 5.7(c) and not this Section 5.7(a).

(b)          Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to make any filings required to be made pursuant to the HSR Act and any other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable (and in any event, with respect to any filings to be made pursuant to the HSR Act, within 10 Business Days following the date of this Agreement) and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by such Governmental Entities pursuant to any Antitrust Laws.  The parties shall request early termination of the applicable HSR Act waiting period and use commercially reasonable efforts to obtain the termination of such waiting period as promptly as reasonably practicable (and in any event by the Termination Date).  The parties shall use their reasonable best efforts to ensure that all such antitrust filings to be made shall be made in substantial compliance with the requirements of the applicable Antitrust Laws.  In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to (i) cooperate with and assist each other in good faith to (A) provide or cause to be provided as promptly as reasonably practicable to the other party all necessary information and assistance as any Governmental Entity may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, orders or expiration of waiting periods (collectively, “Consents”) in relation to such filings or in connection with any other review or investigation of the transactions contemplated by this Agreement by a Governmental Entity pursuant to any Antitrust Laws and (B) provide or cause to be provided as promptly as reasonably practicable all assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under any Antitrust Laws, including providing to the other party any information that the other party may from time to time reasonably require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity in respect of any such filing.  Notwithstanding anything to the contrary in this Agreement, Parent shall direct and control all aspects of the strategy and process relating to obtaining Consents under Antitrust Laws; provided, however, that Parent shall reasonably consult with the Company and in good faith consider the Company’s views regarding the overall strategic direction of obtaining such Consents.  To the extent permitted by applicable Law, (x) each party shall consult with the other party prior to taking any material substantive position in any written submissions or, to the extent practicable, in any discussions with Governmental Entities with respect to Consents under Antitrust Laws and (y) each party shall permit the other party to review and discuss in advance, and shall consider in good faith the views of the other party in connection with, any analyses, presentations, memoranda, briefs, written arguments, opinions, written proposals or other materials to be submitted to the Governmental Entities in connection with the transactions contemplated by this Agreement.  No party will independently participate in any formal meeting with any Governmental Entity with respect to the transactions contemplated by this Agreement without giving the other parties prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate in such meeting.  To the extent permitted by applicable Law, each party shall keep the other apprised of the material content and status of any material communications with, and material communications from, any Governmental Entity with respect to the transactions contemplated by this Agreement, including promptly notifying the other party of any material communication it receives from any Governmental Entity relating to any review or investigation of the transactions contemplated by this Agreement under any Antitrust Laws. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective Affiliates to, use their reasonable best efforts to provide the other parties with copies of all material correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement or the transactions contemplated hereunder; provided, however, that materials may be redacted (1) to remove references concerning the valuation of Parent and its Subsidiaries and Affiliates or the Company and its Subsidiaries, as applicable, (2) as necessary to comply with any Laws, and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c)          Notwithstanding anything to the contrary set forth in this Agreement, the obligations of Parent under Section 5.7(b) shall include Parent committing to (i) selling, divesting, or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent and its Affiliates, (ii) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time, and (iii) licensing, holding separate or entering into similar arrangements with respect to its respective assets or the assets of the Company or any of their respective Subsidiaries or conduct of business arrangements or terminating any and all existing relationships and contractual rights and obligations as a condition to obtaining any and all expirations of waiting periods under the HSR Act; provided that notwithstanding anything in this Agreement to the contrary, (a) neither Parent nor any of its Affiliates shall be required to take, nor shall the Company or any of its Subsidiaries be permitted to take, any action in connection with obtaining any Consent under any Antitrust Law unless (x) it is conditioned upon consummation of the Merger and (y) such action would not individually and in the aggregate with all other actions taken or to be taken in connection with obtaining Consents under Antitrust Laws have the result specified in Section 5.7(c) of the Company Disclosure Letter and (b) neither the Company nor any of its Affiliates will take any action, or propose, commit or agree to take any action, that relates to its businesses, assets, properties, product lines, equity interests, relationships, ventures, contractual rights, or obligations in connection with obtaining Consents under Antitrust Laws without the prior written consent of Parent.  In the event of any conflict between subsections (a), (b), (c) or (d) of this Section 5.7, the provisions of this Section 5.7(c) shall, with respect to the matters addressed in this Section 5.7(c), supersede the provisions of subsections (a), (b) and (d) of this Section 5.7.

(d)          Each of the parties shall, and shall cause each of their respective Subsidiaries to, defend through litigation on the merits so as to enable the parties to close the transactions contemplated hereby as promptly as reasonably practicable (and in any event prior to the Termination Date) any claim asserted in court or an administrative or other tribunal by any antitrust or competition Governmental Entity under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any order (whether temporary, preliminary or permanent) that could prevent or delay beyond the Termination Date the Closing from occurring; provided, however, that, for the avoidance of doubt, such litigation shall in no way limit the obligations of the parties to comply with their other obligations under the terms of this Section 5.7.  Parent shall direct and control, and the Company shall be entitled to participate in, any such litigation, each with counsel of its own choosing.

(e)          Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the transactions contemplated by this Agreement, neither Parent nor the Company nor any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person (except as may be required under applicable Law or any Contract with any such Person).  Subject to the immediately foregoing sentence, the parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.  The parties acknowledge and agree that the obligation to agree to obtain the Consents or otherwise consummate the transactions contemplated by this Agreement “as promptly as reasonably practicable” shall not preclude or restrict Parent from (i) engaging in discussions or negotiations with any applicable Governmental Entity regarding the requirement, advisability, scope or terms of actions that may be required to obtain the Consents or otherwise consummate the transactions contemplated by this Agreement, or (ii) engaging in litigation (including any appeals) with any Governmental Entity relating to the matters contemplated by this Section 5.4.

Section 5.8          Employment and Employee Benefits Matters; Other Plans.

(a)          For the one-year period immediately following the Effective Time, Parent shall cause the Surviving Corporation to provide current or former employees of the Company or any of its Subsidiaries (each, a “Company Employee”) with severance payments and benefits that are no less favorable than the severance payments and benefits that the Company Employee would have been entitled to receive under the Company Plans had the Company Employee been terminated immediately prior to the Effective Time.

(b)          Parent shall cause the Surviving Corporation to maintain for any Company Employee, for the period commencing at the Effective Time and ending on the earlier of the first anniversary thereof or the date such Company Employee’s employment terminates, subject to Section 5.8(a) above, (i) base salary or wages and annual or other short-term cash incentive compensation opportunities that are, in each case, no less favorable than those provided to the Company Employee immediately prior to the Effective Time, and (ii) benefits (including the costs thereof to Company Plan participants, but excluding any equity and equity-based benefits) provided under Company Plans that in the aggregate are no less favorable than the overall cash compensation levels and benefits (including the costs thereof to Company Plan participants, but excluding any equity and equity-based benefits) maintained for and provided to such Company Employees immediately prior to the Effective Time.

(c)          As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility to participate, vesting, vacation entitlement and severance benefit entitlements, under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for purposes of any equity or equity-based plans (including any entitlement to equity acceleration in connection with retirement); (ii) apply for purposes of any plan that provides retiree welfare benefits, (iii) apply for purposes of benefit accruals or participation eligibility under any defined benefit pension plan, (iv) operate to duplicate any benefits of a Company Employee with respect to the same period of service, or (v) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation.  With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall (i) cause there to be waived any pre-existing condition exclusion, evidence of insurability requirement, actively at work requirement or waiting period limitations, in each case, to the extent waived or satisfied as applicable under the Company Plan in which such Company Employee participates immediately prior to the Effective Time and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations for the plan year in which the transition to any Parent Plan occurs, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to such transition to a Parent Plan.

(d)          Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending 90 days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act affecting in whole or in part any site of employment, facility, operating unit or Company Employee without complying with all provisions of the WARN Act, or any similar provision of applicable foreign Law.

(e)          The provisions of this Section 5.8 are solely for the benefit of the parties to this Agreement, and no Company Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein shall be (i) construed as an amendment to any Company Plan or any other employee benefit plan for any purpose, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 5.8 or (iii) obligate Parent, the Surviving Corporation or any of their respective Affiliates to retain the employment of any particular employee.

(f)          The Company will provide Parent with a copy of any material written communications intended for broad-based and general distribution to any Company Employees or any of its Subsidiaries if such communications relate to the compensation, employment or labor aspects of the transactions contemplated hereby, and will provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution.

Section 5.9          Takeover Laws.  If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective Boards of Directors shall take all actions necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.10          NYSE Delisting.  Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act at the Effective Time.

Section 5.11          Notification of Certain Matters.  The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation or Parent, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the Merger or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed; provided, however, that that no notification given pursuant to this Section 5.11 shall (w) limit, modify or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement, (x) otherwise prejudice in any way the rights and remedies of Parent and Merger Sub contained in this Agreement, (y) be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement or (z) be deemed to amend or supplement the Company Disclosure Letter or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Company.

Section 5.12          Indemnification, Exculpation and Insurance.

(a)          Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer or director of the Company and its Subsidiaries (the “Indemnified Parties”), against any and all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, fiduciary or agent of the Company or any of its Subsidiaries at or prior to the Effective Time (including in connection with this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof.  In the event of any such Action, (i) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Corporation to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws; provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Company Charter or Company Bylaws, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and (ii)  the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim (including because the Surviving Corporation reimbursed all monetary damages to the Indemnified Party) or such Indemnified Party otherwise consents (such consent not to be unreasonably withheld, delayed or conditioned).

(b)          Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries that is consistent with the form of indemnification agreement included in the Company SEC Documents shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of six years after the Effective Time.

(c)          At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby for a cost not to exceed 300% the amount the Company paid in its last full fiscal year prior to the date of this Agreement.  If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation for a cost not to exceed 300% of the amount of that the Company paid in its last full fiscal year prior to the date of this Agreement.  Unless prior to the Effective Time the Company shall have purchased such “tail policy”, for a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that (x) in the case of an insurance policy, the Surviving Corporation shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof and (y) in the case of a “tail policy,” the Surviving Corporation shall not be required to pay more than 300% of such last annual premium, and in either case, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium.

(d)          Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.12 shall continue in effect until the final disposition of such Action.

(e)          The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  The provisions of this Section 5.12 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)          In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.12.

Section 5.13          Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable hereto or otherwise requested by a party to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b‑3 promulgated under the Exchange Act.

Section 5.14          Public Announcements.  Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, and the party required to make the release or announcement will consider such comments in good faith.  Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 5.15          Obligations of Merger Sub.  Parent shall take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.16          Transaction Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any Action commenced or threatened against the Company and/or its directors, officers, employees or Representatives relating to the transactions contemplated by this Agreement, including (a) any stockholder derivative Action, (b) any Action under Section 220 of the DGCL or (c) with respect to disclosures made by the Company in connection with the transactions contemplated by this Agreement; provided, that (i) the Company shall have the right to control any such Action in which the Company, any Subsidiary of the Company or any member of the Company Board is named as a party or that is brought by any of the Company’s stockholders, and (ii) Parent shall reasonably cooperate with the Company in connection with such defense or settlement.  Neither Parent nor the Company shall discuss with the opposing party any settlement or compromise, or offer or agree to any settlement or compromise, of any such Action without consent of the other party hereto, which consent shall not be unreasonably withheld, conditioned or delayed.  Without Parent’s prior written consent, the Company shall not (x) waive any provision of the Company’s organizational documents providing for the state courts of the State of Delaware as the exclusive forum for any litigation by stockholders or (y) consent to the selection of an alternative forum other than the state courts of the State of Delaware for any such litigation by stockholders.

Section 5.17          Company Indebtedness.  Prior to the Closing, if so requested by Parent, the Company shall use reasonable best efforts to either (a) obtain and deliver to Parent customary payoff letters for any funded third-party Indebtedness of the Company or any of its Subsidiaries identified by Parent in form and substance reasonably satisfactory to Parent evidencing full repayment and satisfaction of all such Indebtedness, together with any customary collateral releases, collateral access agreement terminations, mortgage releases, Intellectual Property releases, physical collateral deliveries and other related termination and/or release items in connection therewith or (b) reasonably cooperate with Parent to request waivers from the lenders under any third-party Indebtedness of the Company or any of its Subsidiaries identified by Parent, to allow such Indebtedness to remain outstanding following the Effective Time.  “Indebtedness” of any Person at any date means, without duplication, all obligations (whether or not due and payable as of such date) of such Person to pay principal, interest, premiums, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, costs of unwinding, breakage fees, pre-payment fees or penalties, and other liabilities with respect to (i) indebtedness for borrowed money, (ii) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities and (iii) direct or indirect guarantees or other forms of credit support (including all “keepwell” arrangements) of any obligations described in clauses (i) and (ii) above of any other Person.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1          Conditions to Each Party’s Obligation to Effect the Merger.  The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)          No Injunctions or Legal Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c)          HSR Act.  Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

Section 6.2          Conditions to the Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b)          Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)          Officers’ Certificate.  The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

Section 6.3          Conditions to the Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of the Company set forth in the first two sentences and clause (A) of the third sentence of Section 3.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date except for de minimis inaccuracies in such representations and warranties, (ii) the representations and warranties of the Company set forth in Section 3.1, Section 3.2(a) (except the first two sentences thereof), Section 3.3 and Section 3.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (iii) the representation and warranty of the Company set forth in the first sentence of Section 3.8 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date, and (iv) the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b)          Performance of Obligations of the Company.  The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Officers’ Certificate.  Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

Section 6.4          Frustration of Closing Conditions.  None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company:

(i)          if the Merger shall not have been consummated on or before 5:00 p.m. Eastern time on August 12, 2020; provided, that in the event that, as of 5:00 p.m. Eastern time on the last Business Day prior to August 12, 2020 (the “First Extension Time”) all of the conditions to Closing set forth in Article VI have been satisfied or waived (other than such conditions that by their nature are satisfied at the Closing) other than the conditions set forth in Section 6.1(c) or Section 6.1(b) (solely with respect to the matters addressed in Section 6.1(c)), the termination date may be extended on one occasion by either Parent or the Company to 5:00 p.m. Eastern time on November 12, 2020 (the “Second Extension Time”) by delivering written notice to the other party prior to the First Extension Time; provided further, that in the event that, as of 5:00 p.m. Eastern time on the last Business Day prior to November 12, 2020 all of the conditions to Closing set forth in Article VI have been satisfied or waived (other than such conditions that by their nature are satisfied at the Closing) other than the conditions set forth in Section 6.1(c) or Section 6.1(b) (solely with respect to the matters addressed in Section 6.1(c)), the termination date may be extended on one occasion by either Parent or the Company to 5:00 p.m. Eastern time on February 12, 2021 by delivering written notice to the other party prior to the Second Extension Time (such date, including any extension thereof, the “Termination Date”); provided further, neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a material breach of this Agreement;

(ii)          if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action, permanently restraining, permanently enjoining or otherwise permanently prohibiting the Merger, and such judgment, order, injunction, rule, decree or other action shall have become final and non-appealable (a “Restraint”); provided, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such party shall have failed to contest, appeal and remove such Restraint in material breach of its obligations under Section 5.7 and such failure shall have been the cause of, or resulted in, the events specified in this Section 7.1(b)(ii); or

(iii)          if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c)          by the Company:

(i)          if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or (b) and (B) cannot be cured or has not been cured within 30 days after written notice of such breach or failure to perform, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination, shall have been delivered by the Company to Parent; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii)          prior to receipt of the Company Stockholder Approval, in order to concurrently with the termination of this Agreement pursuant to this Section 7.1(c)(ii) enter into a definitive acquisition agreement concerning a transaction that is a Superior Proposal in accordance with Section 5.4 if concurrently with the termination of this Agreement pursuant to this Section 7.1(c)(ii) and entering into such definitive acquisition agreement the Company pays the Termination Fee.

(d)          by Parent:

(i)          if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach of failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or (b) and (B) cannot be cured or has not been cured within 30 days after written notice of such breach or failure to perform, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination, shall have been delivered by Parent to the Company; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii)          if the Company Board (or any committee thereof) shall have effected an Adverse Recommendation Change or the Company shall have materially breached Section 5.4.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party.

Section 7.2          Effect of Termination.  In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 3.21 and 4.8 (Brokers), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (Parties in Interest), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Enforcement), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof; provided, however, that none of Parent, Merger Sub, the Guarantor, the Company or any other Person shall be released from any liabilities or damages arising out of fraud or a pre-termination material breach of this Agreement that is the consequence of an act or omission deliberately undertaken or omitted to be taken by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement (a “Willful Breach”).

Section 7.3          Fees and Expenses.

(a)          Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)          In the event that:

(i)          this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) (solely under circumstances in which the Parent Termination Fee is not due and payable pursuant to Section 7.3(c)(i)) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(d)(i) and (A) at any time after the date of this Agreement and prior to (1) the termination of this Agreement under Section 7.1(b)(i) or Section 7.1(d)(i) or (2) the taking of a vote to approve this Agreement at the Company Stockholders Meeting, in the case of a termination pursuant to Section 7.1(b)(iii), an Acquisition Proposal shall have been publicly announced, publicly disclosed or publicly made known to the stockholders of the Company and (B) within 12 months after such termination, the Company shall have (x) consummated an Acquisition Proposal or (y) entered into a definitive agreement with respect to an Acquisition Proposal, which is then subsequently consummated, which, in the case of (x) or (y), need not be the same Acquisition Proposal described above in this Section 7.3(b)(i) (provided, that for purposes this Section 7.3(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii)          this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii); or

(iii)          this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii),

then, in any such case, the Company shall pay Parent a termination fee of $40,000,000 (the “Termination Fee”).  Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Fee becomes payable, then payment to Parent of the Termination Fee shall be Parent’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Company, any of the Company’s Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates, Representatives and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, Representative or assignee of any of the foregoing (collectively, the “Company Released Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damages suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise; provided, however, that the foregoing shall not impair the rights of Parent, if any, (x) to obtain injunctive relief and/or specific performance pursuant to Section 8.10 prior to any termination of this Agreement and (y) to seek a remedy for any pre-termination Willful Breach of this Agreement by the Company.  Upon payment of such Termination Fee when due and payable under this Agreement, no Company Released Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except for any pre-termination Willful Breach of this Agreement by the Company and that the obligations under the Confidentiality Agreement and the provisions described in Section 7.2 shall survive.

(c)          In the event that:

(i)          (A) this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) and (B) at the time of such termination all of the conditions to Closing set forth in Article VI have been satisfied or waived (other than such conditions that by their nature are satisfied at the Closing) other than the conditions set forth in Section 6.1(c) or Section 6.1(b) (solely with respect to the matters addressed in Section 6.1(c) or any other applicable Antitrust Law); or

(ii)          this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(ii) as a result of a Restraint arising under the HSR Act or any other applicable Antitrust Law,

then, in any such case, Parent shall pay the Company an amount equal to $75,000,000 (the “Parent Termination Fee”).  Notwithstanding anything in this Agreement to the contrary, in the event that the Parent Termination Fee becomes payable, then payment to the Company of the Parent Termination Fee shall be the Company’s sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Parent, any of the Parent’s Affiliates (including the Guarantor) and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates, Representatives and assignees and each former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, Representative or assignee of any of the foregoing (collectively, the “Parent Released Parties”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damages suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise; provided, however, that the foregoing shall not impair the rights of the Company, if any, (x) to obtain injunctive relief and/or specific performance pursuant to Section 8.10 prior to any termination of this Agreement and (y) to seek a remedy for any pre-termination Willful Breach of this Agreement by Parent.  Upon payment of such Parent Termination Fee when due and payable under this Agreement, no Parent Released Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except for any pre-termination Willful Breach of this Agreement by Parent and that the obligations under the Confidentiality Agreement and the provisions described in Section 7.2 shall survive.

(d)          Notwithstanding anything to the contrary set forth in this Agreement:

(i)          the parties agree that in no event shall the Company or Parent be required to pay the Termination Fee or the Parent Termination Fee, as the case may be, on more than one occasion;

(ii)          payment of the Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) on the date of the consummation of any transaction contemplated by an Acquisition Proposal in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), (ii) prior to or concurrently with the termination by the Company in the case of a Termination Fee payable pursuant to Section 7.3(b)(ii), or (iii) not later than the second Business Day after the termination by Parent in the case of a Termination Fee payable pursuant to Section 7.3(b)(iii); and

(iii)          payment of the Parent Termination Fee pursuant to Section 7.3(c), if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by the Company, not later than the second Business Day following the termination in accordance with Section 7.3(c).

(e)          Each of the parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 7.3, such paying party shall pay the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the annual rate of five percent (5%) plus the prime rate as published by Citibank N.A. on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4          Amendment or Supplement.  This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5          Extension of Time; Waiver.  At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1          Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e‑mail, upon written confirmation of receipt by e‑mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  Any notice received after 5:00 p.m., local time at a party’s address set forth below, as applicable, on a Business Day, or at any time on a day that is not a Business Day, shall be deemed received on the next Business Day.  All notices hereunder shall be delivered to the addresses set forth below or set forth on Section 8.2 of the Company Disclosure Letter, or pursuant to such other instructions as may be designated in writing in accordance with this Section 8.2 by the party to receive such notice:

(i)          if to Guarantor, Parent, Merger Sub or the Surviving Corporation, to:

Compagnie de Saint-Gobain S.A.
Les Miroirs
18 Avenue d’Alsace, 92400
Courbevoie, France
Attention:  Antoine Vignial, Secrétaire Général

and

Saint-Gobain Corporation
20 Moores Road
Malvern, PA 19355
Attention:  Craig Smith, Deputy General Counsel

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
12, rue de Tilsitt
75008 Paris
France
Attention:  Pierre-Yves Chabert
E-mail:  pchabert@cgsh.com

and

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention:  James E. Langston
E-mail:  jlangston@cgsh.com

(ii)          if to the Company, to:

Continental Building Products, Inc.
12950 Worldgate Drive
Herndon, VA 20170
Attention:  Jay Bachmann, President and Chief Executive Officer
                  Tim Power, Senior Vice President, General Counsel
                                      and Secretary

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
2001 Ross Avenue, Suite 2100
Dallas, TX 75201
Attention:  Jeffrey A. Chapman; Saee Muzumdar
E-mail:  jchapman@gibsondunn.com;
  smuzumdar@gibsondunn.com

Section 8.3          Certain Definitions.  For purposes of this Agreement:

(a)          “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)          “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Paris, France are authorized or required by applicable Law to be closed;

(c)          “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(d)          “knowledge” (i) of the Company means the actual knowledge of the persons listed in Section 8.3(d) of the Company Disclosure Letter and (ii) of Parent means the actual knowledge of any executive officer of Guarantor;

(e)          “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity; and

(f)          “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

Section 8.4          Interpretation.  When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement.  The term “or” is not exclusive.  The word “will” shall be construed to have the same meaning and effect as the word “shall.”  References to days mean calendar days unless otherwise specified.  The term “furnished” or “made available” to Parent means that, no later than 12:00 p.m. New York City time on the date hereof, such information, document or material was (i) publicly filed on the SEC EDGAR database as part of a Company SEC Document (or expressly incorporated by reference into a Company SEC Document) or (ii) made available for review by Parent or Parent’s Representatives in the data room maintained for the transactions contemplated by this Agreement or otherwise provided to Parent or Parent’s Representatives.  References to “ordinary course of business” or similar phrases shall be deemed to have the same meaning and effect as “ordinary course of business consistent with past practice.”

Section 8.5          Entire Agreement.  This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings, among the parties with respect to the subject matter hereof and thereof.

Section 8.6          Parties in Interest.  This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.12 which after the Effective Time shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof, (b) from and after the Effective Time, the rights of holders of Shares to receive the Merger Consideration set forth in Article II and (c) from and after the Effective Time, the rights of holders of Company Stock Options, Company RSUs and Company PRSUs to receive the payments contemplated by the applicable provisions of Section 2.2 in accordance with the terms and conditions of this Agreement.  The rights granted pursuant to this Section 8.6 shall only be enforceable on behalf of Company stockholders by the Company in its sole and absolute discretion, as agent for the Company stockholders, it being understood and agreed that any and all interests in such claims shall attach to the Shares and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to the holders of record of Shares as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7          Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8          Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9          Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10          Enforcement.

(a)          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the Company (on behalf of itself and on behalf of the holders of Shares as third party beneficiaries under Section 8.6), Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts described in Section 8.8, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(b)          Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity (other than that such party has not breached this Agreement).  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.11          Currency.  All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12          Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13          Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14          Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15          Facsimile or .pdf Signature.  This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16          No Presumption Against Drafting Party.  Each party acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CERTAINTEED GYPSUM AND CEILINGS USA, INC.

By:	/s/ Mark A. Rayfield
Name: Mark A. Rayfield
Title: Chief Executive Officer

CUPERTINO MERGER SUB, INC.

By:	/s/ Mark A. Rayfield
Name: Mark A. Rayfield
Title: President and Chief Executive Officer

CONTINENTAL BUILDING PRODUCTS, INC.

By:	/s/ James W. Bachmann
Name: James W. Bachmann
Title: President and Chief Executive Officer

COMPAGNIE DE SAINT-GOBAIN S.A.

Solely for purposes of Section 5.2 hereof and, to the extent related thereto, Article VIII:

By:	/s/ Benoit Bazin
Name: Benoit Bazin
Title: Chief Operating Officer

Signature Page to Agreement and Plan of Merger